[WESTERN ATLAS INC. LETTERHEAD]


For Immediate Release
Contact:  Rex Gwinn (713) 972-4980

WESTERN ATLAS ACQUIRES OVER 90% OF 3-D GEOPHYSICAL SHARES IN TENDER OFFER

HOUSTON, Texas - April 10, 1998 - Western Atlas Inc. (NYSE: WAI) today announced that its wholly owned subsidiary, WAI Acquisition Corp., completed its $9.65 per share cash tender offer for all of the outstanding shares of common stock, and the associated preferred share purchase rights, of 3-D Geophysical, Inc.

           According to the depositary's preliminary report, 11,232,391 shares were tendered and not withdrawn (including 22,081 shares tendered by means of guaranteed delivery) as of the expiration of the tender offer, representing approximately 94% of the outstanding 3-D Geophysical shares. The offer expired at 12:00 midnight, New York City time, on Thursday, April 9, 1998. WAI Acquisition Corp. accepted for payment all shares validly tendered according to the terms of the tender offer.

           The tender offer will be followed by a merger of WAI Acquisition Corp. into 3-D Geophysical, in which each 3-D Geophysical share not acquired in the tender offer will be converted into the right to receive $9.65 in cash.

           Western Atlas Inc., based in Houston, Texas is one of the world's leading oilfield services companies, providing seismic, well-logging, and reservoir information services to the oil and gas industry.